UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

_______________________

Longtop Financial Technologies Limited (Exact Name of Registrant as Specified in its Charter)
Flat A, 10/F, Block 8, City Garden 233 Electric Road, North Point Hong Kong (86 592) 2396 888 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): 5

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): 5

On May 27, 2009, Longtop Financial Technologies Limited (the “Company”) issued a press release regarding its unaudited financial results for the fiscal fourth quarter and fiscal year ended March 31, 2009. The Company’s press release is furnished as Exhibit 99.1.

The press release of the Company attached as Exhibit 99.1 contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  A description of factors and risks that could cause actual results to differ from those set forth in such forward looking statements is included in the press release and is incorporated herein by reference.

Exhibits.

99.1

Press release regarding financial results for the fiscal fourth quarter and fiscal year ended March 31, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED:   June  1, 2009

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

By:  /s/ Derek Palaschuk

Name: Derek Palaschuk

Title: Chief Financial Officer

LONGTOP FINANCIAL TECHNOLOGIES LIMITED ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FISCAL QUARTER AND FULL YEAR ENDED MARCH 31, 2009

● Fourth Quarter Total Revenues of US$25.9 million, an Increase of 60.3% Year-on-Year;

● Fourth Quarter Adjusted Net Income of US$11.0 million, an Increase of 76.6% Year-on-Year;

● Full Year Total Revenues of US$106.3 million, Up 61.3% Year-on-Year; Adjusted Net Income of US$51.6 million, an Increase of 52.8% Year-on-Year; Operating Cash Flow of US$41.8 million

Hong Kong, May 27, 2009 – Longtop Financial Technologies Limited (“Longtop”) (NYSE: “LFT”), a leading software developer and solutions provider targeting the financial services industry in China, announced today unaudited financial results for the fiscal fourth quarter and fiscal year ended March 31, 2009.

“I am very pleased to report that we have concluded fiscal 2009 with another quarter of solid results. We look back at a great year in which we enjoyed significant business expansion despite a challenging economic environment and capitalized on the market opportunity for IT development in China’s financial services sector to extend our software and solutions and further diversify our customer base.” commented Weizhou Lian, CEO of Longtop. “We are off to a promising start in fiscal 2010 with our agreement to acquire Sysnet which will make Longtop the second largest IT service provider in China's insurance industry by market share. Our outlook for 2010 is positive based on our sound business fundamentals and ongoing strong demand from our customers.”

FISCAL FOURTH QUARTER AND FULL YEAR DETAILED FINANCIAL RESULTS

Revenue

2008 Q4 and 2009 Q4 Revenue-US$000s

	Three months ended			Year ended
	March31, 2008	March31, 2009	% Change	March31, 2008	March31, 2009	% Change
Software Development	$ 13,516	$ 21,050	55.7%	$ 55,147	$ 89,559	62.4%
Other Services	$ 2,628	$ 4,832	83.9%	$ 10,769	$ 16,737	55.4%
Total Revenue	$ 16,144	$ 25,882	60.3%	$ 65,916	$ 106,296	61.3%

Total revenues for the quarter ended March 31, 2009, were US$25.9 million, an increase of 60.3% year-on-year (YoY) from US$16.1 million in the corresponding year ago period, and exceeded Company guidance of US$24.0 million. Software development revenues of US$21.1 million contributed 81.3% of total revenues, a YoY increase of 55.7%, and exceeded Company guidance of US$20.0 million.

Total revenues for the fiscal year ended March 31, 2009, were US$106.3 million, an increase of 61.3% YoY from US$65.9 million in the corresponding year ago period. Software development revenues, which were 84.3% of total revenues for the fiscal year ended March 31, 2009, amounted to US$89.6 million, a YoY increase of 62.4%. The YoY increase in our revenues resulted in part from the appreciation of the RMB in fiscal 2009 from an average US dollar to RMB exchange rate of 6.87 in fiscal 2009 compared to 7.46 in fiscal 2008. Excluding the impact of this appreciation, our total revenues would have increased by approximately 48% YoY.

Software Development Revenue by Customer Type-US$000s

	Three months ended			Year ended
	March31, 2008	March31, 2009	% Change (Decrease)	March31, 2008	March31, 2009	% Change (Decrease)
Big Four Banks	5,975	7,974	33.5%	27,482	42,002	52.8%
Other Banks	5,357	9,464	76.7%	17,648	34,563	95.8%
Insurance	952	2,986	213.7%	5,401	9,854	82.4%
Enterprises	1,232	626	(49.2%)	4,616	3,140	(32.0%)
Total	13,516	21,050	55.7%	55,147	89,559	62.4%

Software development revenue from the Big Four Banks in the fourth quarter was US$8.0 million, an increase of 33.5% YoY. Big Four banks accounted for 37.9% of software development revenues for the fourth quarter, as compared to 44.2% in the corresponding year ago period. Software development revenue from the Big Four Banks for the fiscal year ended March 31, 2009, was US$42.0 million, an increase of 52.8% YoY due to strong demand from two of our three Big Four Bank customers. Big Four Banks accounted for 46.9% of software development revenues for the year ended March 31, 2009, as compared to 49.8% in the corresponding year ago period.

Software development revenue from Other Banks in the fourth quarter was US$9.5 million, a YoY increase of 76.7%. Other Banks accounted for 45.0% of software development revenues for the three months ended March 31, 2009, as compared to 39.6% in the corresponding year ago period.  Software development revenue from Other Banks for the fiscal year ended March 31, 2009, was US$34.6 million, an increase of 95.8% YoY due largely to more revenue per Other Bank customer. Other Banks accounted for 38.6% of software development revenues for the fiscal year ended March 31, 2009, as compared to 32.0% in the corresponding year ago period.

Insurance finished the year strongly with Q4 2009 revenue growing YoY by 213.7% and full fiscal year insurance revenue up 82.4% due to more new insurance customers.

Gross Margins

	Three months ended			Year ended
	March31, 2008	March31, 2009	Change (Decrease)	March31, 2008	March31, 2009	Change (Decrease)
Adjusted Software Development Gross Margin %	70.7%	68.6%	(2.1%)	76.1%	72.9%	(3.2%)
Adjusted Other Services Gross Margin %	65.7%	42.0%	(23.7%)	69.1%	49.0%	(20.1%)
Adjusted Total Gross Margin %	69.9%	63.6%	(6.3%)	75.0%	69.2%	(5.8%)

Adjusted Software Development Gross Margin was 68.6% in the fourth quarter as compared to 70.7% a year ago due to the acquisition of Jactus which closed in the fourth quarter, inflationary increases in salary and a higher mix of customized revenue which has a lower gross margin than standardized revenue with 73.3% of software development revenue coming from customized solutions in the quarter as compared to 70.0% in the corresponding year ago period. Meeting Company guidance, Adjusted Software Development Gross Margin for the fiscal year ended March 31, 2009 was 72.9% as compared to 76.1% in the previous year primarily due to: (i) 65.1% of software development revenue coming from customized solutions in the 2009 fiscal year as compared to 58.3% in the corresponding year ago period; and (ii) inflationary increases in salary. Adjusted Other Services Gross Margin for the fiscal year ended March 31, 2009 declined to 49.0% from 69.1% a year ago due to investment in additional headcount, inflationary increases in salary and a higher mix of lower gross margin ATM revenues resulting from our acquisition during the 2009 fiscal year of Huayuchang, a provider of ATM maintenance services. Adjusted Total Gross Margin of 69.2% for the fiscal year ended March 31, 2009 was in line with Company guidance.

Operating Expenses

	Three months ended			Year ended
	March31, 2008	March31, 2009	% Change	March31, 2008	March31, 2009	% Change (Decrease)
Adjusted Operating Expenses - US$000s	3,840	5,895	53.5%	13,480	21,014	55.9%
Adjusted Operating Expenses - % of revenue	23.7%	22.8%	-	20.4%	19.8%	-

Adjusted Operating Expenses, which were 22.8% and 19.8% of revenue for the three months and fiscal year ended March 31, 2009, are in line with full year Company guidance of 20.0%.  The YoY increase in total Adjusted Operating Expenses of 55.9% for the full fiscal year 2009 is less than total revenue growth of 61.3%, which we believe demonstrates the scalability of our business model.

Operating and Net Income

	Three months ended			Year ended
	March31, 2008	March31, 2009	% Change	March31, 2008	March31, 2009	% Change
Adjusted Operating Income - US$000s	7,441	10,572	42.1%	35,942	52,495	46.1%
Adjusted Operating Income - % of revenue	46.1%	40.8%	-	54.5%	49.4%	-

Adjusted Operating Income was US$10.6 million for the fourth quarter which was $600,000 higher than Company guidance and US$52.5 million for the fiscal year ended March 31, 2009, a YoY increase of 42.1% and 46.1%, respectively. Adjusted Operating Margin for the three months ended March 31, 2008, of 46.1% was higher than the three months ended March 31, 2009 of 40.8% primarily because Q4 2008 operating income included a $662,000 gain on fixed assets with no corresponding gain in Q4 2009. Adjusted Operating Margin for the fiscal year ended March 31, 2009, was 49.4%, in line with Company guidance of 50.0%.

	Three months ended			Year ended
	March31, 2008	March31, 2009	% Change	March31, 2008	March31, 2009	%Change (Decrease)
Adjusted Net Income - US$000s	6,219	10,983	76.6%	33,765	51,580	52.8%
Adjusted Net income per Diluted Share	0.12	0.21	75.0%	0.73	0.98	34.2%
Adjusted Net Income - % of revenue	38.5%	42.4%	-	51.2%	48.5%	-
US GAAP Net Income - US$000s	4,606	8,832	91.7%	2,927	43,472	1,385.2%
US GAAP Net income per Diluted Share	0.09	0.17	88.9%	(0.04)	0.83	-
US GAAP Net Income - % of revenue	28.5%	34.1%	-	4.4%	40.9%	-

Reconciliation between US GAAP Net Income and Adjusted Net Income

	Three months ended			Year ended
	March31, 2008	March31, 2009	%Change	March31, 2008	March31, 2009	% Change (Decrease)
Adjusted Net Income - US$000s	$ 6,219	$ 10,983	76.6%	$ 33,765	$ 51,580	52.8%
Stock compensation	$ 1,200	$ 1,443	20.3%	$ 28,188	$ 5,648	(80.0%)
Amortization of acquired intangible assets	$ 413	$ 644	55.9%	$ 1,357	$ 2,287	68.5%
Amortization of acquired deferred compensation	$ -	$ 64	-	$ -	$ 173	-
Loss from discontinued operations	$ -	$ -	-	$ 1,293	$ -	(100.0%)
Sub-total	$ 1,613	$ 2,151	33.4%	$ 30,838	$ 8,108	(73.7%)
US GAAP Net Income	$ 4,606	$ 8,832	91.7%	$ 2,927	$ 43,472	1,385.2%

Adjusted Net Income for the quarter ended March 31, 2009, of US$11.0 million or US$0.21 per fully diluted share increased 76.6% as compared to Adjusted Net Income of US$6.2 million in the corresponding year ago period, and exceeded Company guidance of US$9.2 million and US$0.18 per fully diluted share.  The YoY increase in Adjusted Net Income was primarily attributable to higher operating income in Q4 2009, and also resulted from Q4 2008 including a $1.6 million foreign exchange loss compared to a Q4 2009  foreign exchange gain of $5,000. US GAAP net income for the quarter ended March 31, 2009, of US$8.8 million or US$0.17 per fully diluted share increased 91.7% as compared to US GAAP net income of US$4.6 million in the corresponding year ago period.

Adjusted Net Income for the fiscal year ended March 31, 2009, of US$51.6 million or US$0.98 per fully diluted share increased 52.8% as compared to Adjusted Net Income of US$33.8 million in the corresponding year ago period, and exceeded Company guidance of US$50.0 million and US$0.96 per fully diluted share. US GAAP net income for the year ended March 31, 2009, was US$43.5 million or US$0.83 per fully diluted share, an increase of 1,385.2% from US GAAP net income of US$2.9 million in the corresponding year ago period. Included in the US GAAP net income for the year ago period were US$24.8 million in one-time share-based compensation expenses related to the forgiveness of promissory notes delivered in payment for ordinary shares that prior to the Initial Public Offering were sold to Longtop’s employees. Adjusted and US GAAP net income for the year ended March 31, 2009, included US$1.1 million in exchange losses on US dollar denominated deposits which were in China pending conversion to RMB, and included a US$1.7 million government subsidy (year ended March 31, 2008: US$ 551,000).

Unrestricted cash balances at March 31, 2009, were US$238.3 million giving the Company significant resources for potential acquisitions in the still fragmented China financial IT services sector.

Commenting on the results, Derek Palaschuk, CFO of Longtop said:  “In the fourth quarter and fiscal 2009 Longtop reported revenue and Adjusted Net Income results which substantially exceeded the guidance we gave at the beginning of the fiscal year. Our strong results underscore the sales momentum, recurring revenue structure and operating leverage of our Company’s business model, as well as our solid execution. Looking ahead, the attractive market opportunity calls for continuing our strategy of investing back into the business and grasping consolidation opportunities through acquisitions that will help make Longtop the leading IT service provider in China’s financial services industry.”

BUSINESS OUTLOOK

Longtop anticipates for the quarter ending June 30, 2009, excluding Sysnet:

i) Total revenues of US$27.0 million, representing an increase of 39.9% YoY from revenues of US$19.3 million in the corresponding year ago period. Software development revenues are expected to be US$23.0 million, a YoY increase of 42.9% from US$16.1 million in the corresponding year ago period;

ii) Adjusted Operating Income of US$11.0 million, representing an increase of 20.9% YoY from Adjusted Operating Income of US$9.1 million in the corresponding year ago period.

iii) Adjusted Net Income of US$10.0 million or US$0.20 per diluted share, representing an increase of 28.2% YoY from Adjusted Net Income of US$7.8 million in the corresponding year ago period.

Longtop anticipates for its fiscal year ending March 31, 2010, including Sysnet:

i) Total revenues of US$142.0 million, representing an increase of 33.6% YoY from revenues of US$106.3 million in fiscal 2009. Software development revenues are expected to be US$122.0 million, a YoY increase of 36.2% from US$89.6 million in fiscal 2009;

ii) Adjusted Operating Income of US$67.0 million, an increase of 27.6% YoY from Adjusted Operating Income of US$52.5 million in fiscal 2009.

iii) Adjusted Net Income of US$63.0 million or US$1.20 per diluted share, an increase of 22.1% YoY from Adjusted Net Income of US$51.6 million in fiscal 2009.

CONFERENCE CALL AND WEBCAST

Longtop’s senior management team will host a conference call and audio web cast at 8:00 pm US Eastern Time/ 5:00 pm U.S. Pacific Time on May 27, 2009 (8:00 am Beijing/Hong Kong time on May 28, 2009). The conference call will last for approximately one hour.

The dial-in numbers for the conference call are as follows:

U.S Toll Free: 1866 549 1292

China Toll Free: 800 701 1223

Hong Kong and International: +852-3005-2050

Passcode: 765115#

A replay will be available right after the conference call for 30 days by dialing one of the following numbers:

U.S Toll Free: 1866 753 0743

Hong Kong and International: +852 3005 2020

Passcode: 136397#

Additionally, a live and archived web cast of this call will be available on Longtop’s website at www.longtop.com/en.

NON-GAAP DISCLOSURE (“ADJUSTED”)

To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Longtop's management reports and uses non-GAAP (“Adjusted”) measures of revenues, cost of revenues, operating expenses, net income and net income per share, which are adjusted from results based on GAAP.  To supplement our financial results presented on a GAAP basis, we use the non-GAAP measures to exclude certain business combination accounting entries and expenses related to acquisitions, as well as other significant expenses including stock-based compensation that we believe are helpful in understanding our past financial performance and our future results. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Compensation of our executives is based in part on the performance of our business based on these non-GAAP measures.  Management believes these non-GAAP financial measures enhance the user's overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain items that we believe are not indicative of our core operating results. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. We encourage investors to examine the reconciling adjustments between the GAAP and non-GAAP measures contained in this release and which we discuss below.  Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

Definitions of Non-GAAP Measures

Adjusted Cost of Revenue is defined as cost of revenue excluding, if applicable: (1) non-cash compensation expense and (2) amortization of acquired intangibles.

Adjusted Gross Margin is defined as Adjusted Revenue less Adjusted Cost of Revenue.

Adjusted Operating Expenses is defined as operating expenses excluding, if applicable: (1) non-cash compensation expense,(2) amortization of acquired intangibles, deferred compensation arising on acquisition and goodwill impairment, and (3) one-time items.

Adjusted Operating Income is defined as Adjusted Gross Margin less Adjusted Operating Expenses.

Adjusted Net Income is defined as Adjusted Operating Income plus/minus other income/(expenses), less income taxes, excluding: (1) one-time items and  (2) discontinued operations.

Adjusted EPS is defined as Adjusted Net Income divided by diluted shares.

One-Time Items, if applicable, are excluded from Adjusted Operating Income and Adjusted Net Income.  These items are one-time in nature and non-recurring, infrequent or unusual, and have not occurred in the past two years or are not expected to recur in the next two years. GAAP results include one-time items.

Expenses That Are Excluded From Our Non-GAAP Measures

Non-cash compensation expense consists principally of expense associated with the grants, including unvested grants assumed in acquisitions, of restricted stock, restricted stock units and stock options. These expenses are not paid in cash, and we include the related shares in our fully diluted shares outstanding which, for restricted stock units and stock options, are included on a treasury method basis. Longtop's management believes excluding the share-based compensation expense from its non-GAAP financial measure is useful for itself and investors. Further, the amount of share-based compensation expense cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts, which have been the basis for information Longtop provides to analysts and investors as guidance for future operating performance. Although share-based compensation is a key incentive offered to our employees, and we believe such compensation contributed to the revenues earned during the periods presented and also believe it will contribute to the generation of future period revenues, and as share-based compensation expense does not involve any upfront or subsequent cash outflow, Longtop does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, the monthly financial results for internal reporting and any performance measure for commission and bonus are based on non-GAAP financial measures that exclude share-based compensation expense.

Amortization of acquired intangibles is a non-cash expense relating to acquisitions. At the time of an acquisition, the intangible assets of the acquired company, such as backlog, customer relationships, and intellectual property, are valued and amortized over their estimated lives. While it is likely that we will have significant intangible amortization expense as we continue to acquire companies, we have excluded the effect of amortization of intangible assets from our non-GAAP financial measures. Amortization of intangible assets is inconsistent in amount and frequency and is significantly affected by the timing and size of our acquisitions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well.

Acquisition proceeds allocated to deferred compensation arises where a portion of the purchase price paid to shareholders is considered compensation expense rather than purchase price under US GAAP. Deferred compensation arising on acquisition is inconsistent in amount and frequency and is significantly affected by the timing and size of our acquisitions. Investors should note that the use of deferred compensation arising on acquisition contributed to revenues earned during the periods presented and will contribute to future period revenues as well.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

It is currently expected that the Business Outlook will not be updated until the release of Longtop’s next quarterly earnings announcement; however, Longtop reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as ''believes,'' ''expects,'' ''anticipates,'' ''intends,'' ''estimates,'' the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the growth of the financial services industry in China; the amount and seasonality of IT spending by banks and other financial services companies; competition and potential pricing pressures; our revenue growth and solution and service mix; our ability to successfully develop, introduce and market new solutions and services; our ability to effectively manage our operating costs and expenses; our reliance on a limited number of customers that account for a high percentage of our revenues; a possible future shortage or limited availability of employees; general economic and business conditions; the volatility of our operating results and financial condition; our ability to attract or retain qualified senior management personnel and research and development staff; the outbreak of health epidemics; the planned relocation of our headquarters; People’s Republic of China, or PRC, regulatory changes and interpretations;  and other risks detailed in the Company's filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Our actual results of operations for the quarter and year ended March 31, 2009 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change.

About Longtop Financial Technologies Limited

Longtop is a leading software development and solutions provider targeting the financial services industry in China. Longtop develops and delivers a comprehensive range of software applications and solutions with a focus on meeting the rapidly growing IT needs of the financial services institutions in China.  Longtop has six solution delivery centers, three research and development centers and seventy-five ATM service centers located in 27 provinces throughout China. For more information, please visit: http://www.longtop.com/en

Contact us

For Investors:

Longtop Financial Technologies Limited

Charles Zhang, CFA

Email: ir@longtop.com

Phone: +86 10 8421 7758

For Media:

IR Inside BV

Caroline Straathof

Email: caroline.straathof@irinside.com

Phone: +31 6 5462 4301

CONSOLIDATED BALANCE SHEETS

	March 31,2008	March 31,2009

	(In U.S. dollar thousands, except share and per share data)
Assets
Current assets:
Cash and cash equivalents	$ 204,526	$ 238,295
Restricted cash	6,733	463
Accounts receivable, net	21,254	29,861
Inventories	1,351	4,982
Amounts due from related parties	-	682
Deferred tax assets	1,517	979
Other current assets	3,843	4,712

Total current assets	239,224	279,974

Fixed assets, net	8,167	14,858
Prepaid land use right	-	5,167
Intangible assets, net	7,764	11,526
Goodwill	14,966	24,837
Deferred tax assets	246	1,479
Other assets	524	632

Total assets	$ 270,891	$ 338,473

Liabilities, mezzanine equity and shareholders' equity
Current liabilities:
Short-term borrowings	$ 512	$ 486
Accounts payable	4,143	3,299
Deferred revenue	9,487	16,010
Amounts due to related parties	54	17
Deferred tax liabilities	491	867
Accrued and other current liabilities	18,773	23,810

Total current liabilities	33,460	44,489

Long-term liabilities:
Obligations under capital leases, net of current portion	233	98
Deferred tax liabilities	1,863	1,242
Other non-current liabilities	445	286

Total liabilities	36,001	46,115

Shareholders’ equity:
Ordinary shares $0.01 par value (1,500,000,000 shares authorized, 50,274,126 and 51,034,916 shares issued and outstanding as of March 31, 2008 and 2009, respectively)	$ 502	$ 510
Additional paid-in capital	234,771	243,194
Retained earnings/(Accumulated deficit)	(14,021)	29,451
Accumulated other comprehensive income	13,638	19,203

Total shareholders' equity	234,890	292,358

Total liabilities, mezzanine equity and shareholders' equity	$ 270,891	$ 338,473

CONSOLIDATED STATEMENTS OF OPERATIONS
	Three Months Ended		Year Ended
	March 31,2008	March 31,2009	March 31,2008	March 31,2009
	(In U.S. dollar thousands, except share and per share data)
Revenues:
Software development	$ 13,516	$ 21,050	$ 55,147	$ 89,559
Other services	2,628	4,832	10,769	16,737
Total revenues	16,144	25,882	65,916	106,296

Cost of revenues:
Software development	4,283	7,178	21,138	26,294
Other services	1,208	3,243	4,517	10,123
Total cost of revenues	5,491	10,421	25,655	36,417
Gross profit	10,653	15,461	40,261	69,879

Operating expenses:
Research and development	745	1,541	3,838	5,172
Sales and marketing	2,476	3,160	10,393	10,961
General and administrative	1,604	2,339	19,633	9,359
Total operating expenses	4,825	7,040	33,864	25,492
Income from operations	5,828	8,421	6,397	44,387

Other income (expenses):
Interest income	1,442	1,151	3,597	5,589
Interest expense	(130)	55	(886)	(250)
Other income (expense), net	(1,595)	123	(1,349)	(169)

Total other income (expense)	(283)	1,329	1,362	5,170

Income before income tax expense	5,545	9,750	7,759	49,557
Income tax expense	(939)	(918)	(3,539)	(6,085)

Income from continuing operations	4,606	8,832	4,220	43,472
Loss from discontinued operations, net of tax	-	-	(1,293)	-
Net income	4,606	8,832	2,927	43,472

Net income`(loss) per share:
Continuing operations	$ 0.09	$ 0.17	$ (0.01)	$ 0.86
Discontinued operations	$ 0.00	$ 0.00	$ (0.03)	$ 0.00
Basic ordinary share	$ 0.09	$ 0.17	$ (0.04)	$ 0.86
Continuing operations	$ 0.00	$ 0.00	$ 0.81	$ 0.00
Discontinued operations	$ 0.00	$ 0.00	$ (0.06)	$ 0.00
Basic preferred share	$ 0.00	$ 0.00	$ 0.75	$ 0.00
Continuing operations	$ 0.09	$ 0.17	$ (0.01)	$ 0.83
Discontinued operations	$ 0.00	$ 0.00	$ (0.03)	$ 0.00
Diluted	$ 0.09	$ 0.17	$ (0.04)	$ 0.83

Shares used in computation of net income (loss) per share:
Basic ordinary share	50,274,126	50,777,180	38,692,405	50,545,151
Basic preferred share	-	-	5,767,286	-
Diluted	52,497,525	52,488,337	38,692,405	52,368,317

Includes share-based compensation related to:
Cost of revenues software development	$ 281	$ 438	$ 7,832	$ 1,649
Cost of revenues other services	65	67	229	252
General and administrative expenses	542	449	13,964	1,871
Sales and marketing expenses	253	389	4,712	1,491
Research and development expenses	59	100	1,451	385

UNAUDITED CONSOLIDATED ADJUSTED STATEMENTS OF OPERATIONS
	Three Months Ended		Year Ended
	March 31,2008	March 31,2009	March 31,2008	March 31,2009
	(In U.S. dollar thousands, except share and per share data)
Revenues:
Software development	13,516	21,050	55,147	89,559
Other services	2,628	4,832	10,769	16,737
	16,144	25,882	65,916	106,296

Cost of revenues:
Software development	4,283	7,178	21,138	26,294
Other services	1,208	3,243	4,517	10,123
Total cost of revenues	5,491	10,421	25,655	36,417

Cost of revenue adjustments:
Share-based compensation software development	(281)	(438)	(7,832)	(1,649)
Share-based compensation other services	(65)	(67)	(229)	(252)
Amortization of acquired intangible assets other services	(242)	(341)	(957)	(1,236)
Amortization of acquired intangible assets software development	(40)	(96)	(143)	(320)
Amortization of acquired deferred compensation other services	-	(33)	-	(106)
Amortization of acquired deferred compensation software development	-	(31)	-	(67)

Adjusted cost of revenues:
Software development	3,962	6,613	13,163	24,258
Other services	901	2,802	3,331	8,529
Total adjusted cost of revenues	4,863	9,415	16,494	32,787

Gross profit	10,653	15,461	40,261	69,879

Adjusted gross profit	11,281	16,467	49,422	73,509

Operating expenses:
Research and development	745	1,541	3,838	5,172
Sales and marketing	2,476	3,160	10,393	10,961
General and administrative	1,604	2,339	19,633	9,359
Total operating expenses	4,825	7,040	33,864	25,492

Operating expense adjustments:
Share-based compensation research and development	(59)	(100)	(1,451)	(385)
Share-based compensation sales and marketing	(253)	(389)	(4,712)	(1,491)
Share-based compensation general and administrative	(542)	(449)	(13,964)	(1,871)
Amortization of acquired intangible assets sales and marketing	(104)	(150)	(204)	(545)
Amortization of acquired intangible assets general and administrative	(27)	(57)	(53)	(186)

Adjusted operating expenses:
Research and development	686	1,441	2,387	4,787
Sales and marketing	2,119	2,621	5,477	8,925
General and administrative	1,035	1,833	5,616	7,302
Total adjusted operating expenses	3,840	5,895	13,480	21,014
Income from operations	5,828	8,421	6,397	44,387

Adjusted income from operations	7,441	10,572	35,942	52,495
Other income (expenses):
Interest income	1,442	1,151	3,597	5,589
Interest expense	(130)	55	(886)	(250)
Other (income) expense, net	(1,595)	123	(1,349)	(169)
Total other income (expense)	(283)	1,329	1,362	5,170

Adjusted other income (expenses):
Interest income	1,442	1,151	3,597	5,589
Interest expense	(130)	55	(886)	(250)
Other (expenses) income, net	(1,595)	123	(1,349)	(169)
Total adjusted other income	(283)	1,329	1,362	5,170
Income before income tax expense	5,545	9,750	7,759	49,557

Adjusted income before income tax expense	7,158	11,901	37,304	57,665
Income tax expense	(939)	(918)	(3,539)	(6,085)
Income from continuing operations	4,606	8,832	4,220	43,472

Adjusted income from continuing operations	6,219	10,983	33,765	51,580
Loss from discontinued operations	-	-	(1,293)	-
Net income	4,606	8,832	2,927	43,472

Adjusted net income	6,219	10,983	33,765	51,580
Net income (loss) per share:
Continuing operations	$ 0.09	$ 0.17	$ (0.01)	$ 0.86
Discontinued operations	$ 0.00	$ 0.00	$ (0.03)	$ 0.00
Basic ordinary share	$ 0.09	$ 0.17	$ (0.04)	$ 0.86
Continuing operations	$ 0.00	$ 0.00	$ 0.81	$ 0.00
Discontinued operations	$ 0.00	$ 0.00	$ (0.06)	$ 0.00
Basic preferred share	$ 0.00	$ 0.00	$ 0.75	$ 0.00
Continuing operations	$ 0.09	$ 0.17	$ (0.01)	$ 0.83
Discontinued operations	$ 0.00	$ 0.00	$ (0.03)	$ 0.00
Diluted	$ 0.09	$ 0.17	$ (0.04)	$ 0.83

Adjusted net income per share:
Basic ordinary share	$ 0.12	$ 0.22	$ 0.76	$ 1.02
Diluted	$ 0.12	$ 0.21	$ 0.73	$ 0.98
Shares used in computation of net income and adjusted net income per share:
Basic ordinary share	50,274,126	50,777,180	38,692,405	50,545,151
Basic preferred share	-	-	5,767,286	-
Diluted	52,497,525	52,488,337	46,424,993	52,368,317

CONSOLIDATED STATEMENTS OF CASH FLOWS
	Three Months Ended		Year Ended
	March 31,2008	March 31,2009	March 31,2008	March 31,2009

	(In U.S. dollar thousands, except share and per share data)
Cash flows from operating activities:
Net income	$ 4,606	$ 8,832	$ 2,927	$ 43,472
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	1,200	1,443	28,188	5,648
Depreciation of fixed assets	574	699	1,798	2,808
Amortization of intangible assets	458	724	1,615	2,513
Provision for doubtful accounts	358	33	498	134
Impairment of intangible asset	-	-	393	-
Gain (Loss) on disposal of fixed assets	(662)	61	(626)	268
Deferred income taxes	(150)	(389)	(707)	(1,354)
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	7,107	3,751	(1,856)	(6,930)
Inventories	295	(1,505)	(120)	(2,026)
Other current assets	851	1,283	(3,117)	165
Amounts due from related parties	-	(682)	-	(682)
Prepaid land use right	-	28	-	(5,165)
Other non-current assets	46	(180)	129	(755)
Other non-current liabilities	(75)	(65)	(55)	(253)
Accounts payable	(1,356)	(398)	230	(1,473)
Deferred revenue	(4,032)	(5,994)	3,794	6,049
Amounts due to related parties	-	17	-	17
Accrued and other current liabilities	953	72	1,293	(582)

Net cash provided by (used in) operating activities	10,173	7,730	34,384	41,854

Cash flows from investing activities:
Change in restricted cash	5,825	710	(3,338)	6,270
Proceeds from sale of fixed assets	1,228	-	1,260	225
Purchase of fixed assets	(3,769)	(2,370)	(4,575)	(10,136)
Purchase of intangible assets	-	(46)	(85)	(49)
Acquisitions, net of cash acquired	-	(5,577)	(3,824)	(10,885)
Amounts due from related parties	50	-	-	-

Net cash provided by (used in) investing activities	3,334	(7,283)	(10,562)	(14,575)

Cash flows from financing activities:
Proceeds from short-term borrowings	25,968	-	54,544	-
Repayment of short-term borrowings	(38,151)	-	(63,921)	-
Dividend paid	-	-	(36,105)	-
Stock options exercised	-	1,580	478	2,783
Sale of ordinary shares, net of issue costs	-	-	146,470	-
Repayments of capital leases obligations	(47)	(116)	(473)	(837)
Amounts due to related parties	(11,771)	-	54	(54)

Net cash provided by (used in) financing activities	(24,001)	1,464	101,047	1,892

Effect of exchange rates differences	5,388	(48)	9,737	4,598

Net increase (decrease) in cash and cash equivalents	(5,106)	1,863	134,606	33,769

Cash and cash equivalents, beginning of period	209,632	236,432	69,920	204,526
Cash and cash equivalents, end of period	$ 204,526	$ 238,295	$ 204,526	$ 238,295

Supplemental disclosure of cash flow information:
Income taxes paid	$ 2,628	$ 3,377	$ 3,876	$ 9,703
Interest paid	$ 130	$ -	$ 886	$ 308
Supplemental disclosure of non-cash investing and financing activities:
Fixed assets purchased under capital leases	$ 324	$ -	$ 771	$ 655
Dividends paid in form of assets	$ -	$ -	$ 18,348	$ -
Acquisition:
Fair value of ordinary shares issued	$ -	$ -	$ 3,062	$ -
Cash consideration	$ -	$ 5,577	$ 3,524	$ 10,885
Cash consideration payable	$ 2,404	$ 4,724	$ 2,404	$ 4,724
Assets acquired	$ 2,404	$ 10,301	$ 8,990	$ 15,609

Footnotes

 Explanation of the Company's Adjusted (i.e. non-GAAP) financial measures and the related reconciliations to GAAP financial measures are included in the accompanying "Non-GAAP Disclosure" and the "Consolidated Adjusted Statements of Operations".